evotec

#RESEARCHNEVERSTOPS

NEWS RELEASE, 03 JANUARY 2024

EVOTEC ANNOUNCES CEO TRANSITION

- *DR WERNER LANTHALER TO STEP DOWN AS CEO*
- *REMAINS AVAILABLE AS STRATEGIC ADVISOR TO THE SUPERVISORY BOARD TO FACILITATE A SMOOTH TRANSITION*
- *DR MARIO POLYWKA HAS AGREED TO STEP IN AS INTERIM CEO*
- *SEARCH STARTED FOR PERMANENT CEO TO CONTINUE BUILDING THE GLOBALLY LEADING COMPANY FOR EXTERNAL INNOVATION*
- *EVOTEC CONFIRMS GUIDANCE 2023*

Hamburg, Germany, 03 January 2024:
Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) today announced that after close to 15 years of successful service, CEO Dr Werner Lanthaler has informed the company, that he will not continue to serve until the end of his current term (March 2026), for personal reasons. The Supervisory Board has accepted his resignation from his office.

Werner Lanthaler will support a smooth and prompt transition of ongoing projects in the coming weeks. He will continue to be available as a strategic advisor to the company's Supervisory Board, especially in the company's activities for better access to medicines in Africa and less developed countries in Asia.

The Supervisory Board has started an internal and external search for a permanent CEO. In the meantime, Dr Mario Polywka, currently Supervisory Board member and former COO of Evotec, agreed to serve as interim CEO.

The company sees itself on a strong path, especially based on its paradigm-shifting technologies, such as PanOmics, iPSC and Just – Evotec Biologics. This constitutes one of the strongest drug discovery and development platforms in the industry.

Evotec confirms its company guidance 2023, as communicated in the 9M 2023 results publication on 8 November 2023.

Dr Werner Lanthaler, commented: "After an extremely challenging, and also physically and overall, very exhausting 2023, and upon deep reflection in the last weeks and into the new year, I came to the conclusion to step down as CEO, as I could not serve the company to the best of my ability in the coming years. The company is in a very strong position, and the teams are delivering excellent work, so that the

For further information, please contact the Corporate Communications Team:
Hinnerk Rohwedder, Director of Global Corporate Communications, hinnerk.rohwedder@evotec.com;
Gabriele Hansen, SVP Head of Global Corporate Communications, gabriele.hansen@evotec.com, www.evotec.com

execution of our long-term strategy is secured and well on track. With PanOmics driven drug-discovery, iPSCs, and Just – Evotec Biologics the company is set up for long-term global leadership and success.

I want to thank all my co-workers, friends, partners, investors, my Management teams and Supervisory Board for a wonderful and most inspirational time. Building THE leading company for external innovation globally is just at the beginning, and I feel that we all made a great start together. Before starting my next entrepreneurial chapter, I intend to take an educational sabbatical over the next six to nine months, focused on disruptive themes in technology and political changes."

Prof. Dr Iris Löw-Friedrich, Chairperson of Evotec's Supervisory Board, stated: "On behalf of the members of the Supervisory Board and everyone at Evotec, I would like to express my sincere gratitude to Werner for his unique vision and many important achievements over the course of the last almost 15 years. Together with the deeply committed and highly competent teams in Evotec, he formed a most respected innovation platform for the discovery and development of new medicines. Werner joined Evotec at a time when the company was in a very difficult situation and has shaped a business model, which is now unique in the industry. We respect his decision, we stay in contact, and wish him all the best for his future."

ABOUT EVOTEC SE
Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company's multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec leverages this "Data-driven R&D Autobahn to Cures" for proprietary projects and within a network of partners including all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 5,000 highly qualified people. The Company's 17 sites offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on X/Twitter @Evotec and LinkedIn.

FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec's securities. Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "should," "target," "would" and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec's expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and

contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.